December 3, 2009

United States Securities and Exchange Commission
David Humphrey – Branch Chief
Washington, D.C. 20549-0402

Re:           Red Rock Pictures Holdings, Inc.
Form 10-K for the fiscal year ended August 31, 2008
Filed December 17, 2008
File Number: 001-32658

Dr. Mr. Humphrey,

Thank you for your comments in your letter dated November 5, 2009.   Red Rock Pictures Holdings, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to your comments are as follows:

Form 10-K for the fiscal year ended August 31, 2008

1.
We note your response to our comment 4.  However, the agreement to issue additional shares after six months, in the event of a decline in your stock price, constituted an embedded derivative that should have been accounted for at fair value pursuant to SFAS 133 (Topic 815 of the FASB Accounting Standards Codification).  In this regard, additional interest expense should have been recorded upon the issuance of 11,440,662 additional shares.  Please revise your fiscal year 2008 financial statements accordingly.

Answer:   The Company will amend its upcoming filing in accordance with SFAS 133.

Form 10-Q for the quarter ended May 31, 2009

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 8.  Print and Advertising Funding, page 11

2.
You indicate that print and advertising funding is one of the first expenses to be reimbursed and, therefore, is inherently less risky than production loans.  However, there continues to be significant credit risk associated with these films.  In particular, according to National Lampoon’s Form 10-K for the fiscal year ended July 31, 2008, there is substantial doubt about National Lampoon’s ability to continue as a going concern.  As such, please tell us whether an impairment analysis was performed and how the credit worthiness of National Lampoon was taken into consideration.

Answer:    See answer to question 3 below.

3.
You indicate there is no substantive information available regarding the performance of the films listed below, which have received print and advertising funds from you in the aggregate amount of $1,313,000 as of May 31, 2009.  However, based on National Lampoon’s Form 10-Q for the quarter ended April 30, 2009, we note the following films were released as follows:

•	2007 – National Lampoon’s Electric Apricot: The quest for Festaroo
•	2008 – National Lampoon’s Beach Party at the Threshold of Hell
•	2008 – National Lampoon’s One, Two, Many
•	2009 – National Lampoon’s Stoned Age

Accordingly, it appears that a substantial amount of time has elapsed and such information should be available.  We also bring to your attention that National Lampoon’s incurred significant cash flow deficiencies prior to and after these films were released.  In that regard, it appears that these films may not be performing as expected.  Please advise.

Answer:  Prior to the departure of National Lampoon Inc.’s (“NL”) Chief Financial Officer earlier this calendar year, NL routinely provided performance data which the Company used to base its decision on the recording of a valuation.  After the departure, the Company ceased receiving information but received verbal assurances from NL’s current Chief Executive Officer that money was due to us and would be paid shortly.  While the Company was aware of NL’s poor cash flow and liquidity position, NL purported and the Company believed that NL was intending and was in the process of raising additional financing.  During the 4th quarter of fiscal year 2009, taking into the consideration of the departure of NL’s CFO, the frequent change in Chief Executive Officers, and NL’s inability to obtain additional financing and their unwillingness to provide any further information on the films, all pointed to an impairment of the remaining loans due from NL.  The Company wrote off the full outstanding balance during the 4th quarter of fiscal year 2009 which will be recorded and disclosed in the Company’s annual report on Form 10-K for the year ended August 31, 2009.

Very truly yours,

Red Rock Pictures Holdings, Inc.

RENO R. ROLLE
President & Chief Executive Officer